Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Year Ended
	December 31 2008	December 31 2009	December 31 2010	December 31 2011	December 31, 2012
					(actual)	(pro forma) (A)
Earnings
Pre-tax income	69,397	(18,121)	(40,380)	12,141	44,448	36,902

Fixed charges	42,193	35,756	33,284	32,988	39,818	47,364

Capitalized interest amortization	—	—	88	88	88	88

Less:
Interest capitalized	—	442	176	128	196	196

Total earnings	111,590	17,193	(7,184)	45,089	84,158	84,158

Fixed Charges
Interest expense	38,255	31,339	29,076	28,727	35,541	43,087

Interest capitalized	—	442	176	128	196	196

Portion of rent estimated to represent the interest factor	3,938	3,975	4,032	4,133	4,081	4,081

Total fixed charges	42,193	35,756	33,284	32,988	39,818	47,364

Ratio (B)	2.64	—	—	1.37	2.11	1.78

(A)	The pro forma ratio of earnings to fixed charges was calculated as if the issuance of the $100 aggregate principal amount of the add-on notes had closed on January 1, 2012. This would have resulted in additional interest expense of $7.5 million in 2012 on a pro forma basis.

(B)	Due to the registrant’s loss, the ratio coverage was less than 1:1 in 2009 and 2010. To achieve a coverage ratio of 1:1, the registrant would need additional pre-tax earnings of $17,679 and $40,116 in 2009 and 2010, respectively.